UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE






      April 7, 2005


via U.S. mail

V. Ray Harlow
Chief Executive Officer
Maverick Oil and Gas, Inc.
1314 Las Olas Blvd., Suite 803
Fort Lauderdale, FL 33301


Re:	Maverick Oil and Gas, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 21, 2005
File No.  0-50428

Dear Mr. Harlow:

	This is to advise you that we have conducted a limited review of the above preliminary information statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that you would like to increase the number of authorized shares of your common stock to provide you with available shares to pursue future transactions or "business needs."
We also note that in your 8-K dated March 10, 2005, you state that your recent acquisition, Hurricane Energy, LLC, "is in active discussions regarding a number of potential property acquisitions."
Do you plan to issue your shares of common stock in any such transactions? If so, please disclose those arrangements. In addition, do you have any other current plans, proposals or arrangements, written or otherwise to engage in any business or investment opportunity with your shares of common stock at this time?
If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.
2. Refer to SEC Release 34-15230 and ensure you are in compliance with the release.
3. In addition, we note your disclosure in the last sentence of the second paragraph of the section entitled "Potential Anti-Takeover Effect of the Amendment." Please also inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.
4. What other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? We note your disclosure that you do not currently contemplate recommending the adoption of other amendments to your articles of incorporation that could be construed as affecting the ability of third parties to take you over.


Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Carrie Darling, Staff Attorney, at (202) 942-2972 with any questions. If you require further assistance, you may contact Tangela Richter, Legal Branch Chief at (202) 942-1837 or, the undersigned at (202) 942-1870.

						Sincerely,


						H. Roger Schwall
						Assistant Director

cc:	C. Darling
      via facsimile
Stephen Cohen
      Maverick Oil and Gas, Inc.
	(F) (215) 545-2862

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Maverick Oil and Gas, Inc.
April 7, 2005
page 1